[LETTERHEAD OF NEW CENTURY FINANCIAL CORPORATION]

October 27, 2004

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

Attention: Owen Pinkerton, Attorney-Advisor

Re:	Acceleration Request by New Century Financial Corporation
regarding Registration Statement on Form S-3 (Registration
Statement No. 333-119753) (as amended, the “Registration
Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for the Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. (Washington, D.C. time) on October 29, 2004, or as soon thereafter as practicable.

The undersigned hereby acknowledges that (a) should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (b) the action of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Furthermore, the undersigned hereby represents that it will not assert the Staff’s review of the Registration Statement as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact our securities counsel, Peter T. Healy, Esq. of O’Melveny & Myers LLP at (415) 984-8833 to confirm the effectiveness of the Registration Statement or to communicate any questions you might have regarding this letter or the Registration Statement.

Thank you.

Very truly yours,

NEW CENTURY FINANCIAL CORPORATION

By	/s/ STERGIOS THEOLOGIDES
Stergios Theologides
Secretary and General Counsel

cc:	Peter T. Healy, Esq.